NEWS RELEASE

EMX Royalty Options the Antelope Gold Project in Nevada to Hochschild Mining

Vancouver, British Columbia, June 3, 2020 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the execution of an option agreement (the "Agreement") for the Antelope gold project (the "Project") in Nevada to Hochschild Mining PLC (LSE: HOCM) ("Hochschild") and commencement of an initial exploration program.  The Agreement provides EMX with work commitments and cash payments during Hochschild's earn-in period, and upon earn-in, a 4% NSR royalty, annual advanced royalty payments, and milestone payments.

The Antelope Project is located in the Illipah mining district of western White Pine county, Nevada. EMX recognized potential extensions of Carlin-style mineralization along anticlinal folds and other structures in prospective host rocks within the greater Illipah mine area.  The Project was acquired in late 2018 through the staking of open ground as part of the EMX's regional generative gold program and is now advancing under the option agreement with Hochschild.

Commercial Terms Overview. Pursuant to the Agreement, Hochschild can earn 100% interest in the Project by (all dollar amounts in USD): (a) making option payments totaling $600,000, (b) completing $1,500,000 in exploration expenditures before the fifth anniversary of the Agreement, and (c) reimbursing EMX the previous year's holding costs.

Upon exercise of the option, EMX will retain a 4% NSR royalty on the Project, of which Hochschild may purchase up to 1.5% of the NSR royalty.  The first 0.5% of the NSR royalty can be purchased by Hochschild for 300 ounces of gold (or the cash equivalent).  If Hochschild purchases the first 0.5% of the royalty before the third anniversary of exercise, then the remaining 1% of the royalty can be purchased at anytime thereafter until commercial production for 1,700 ounces of gold (or the cash equivalent).  After exercise, annual advance royalty ("AAR") payments are due starting at $50,000 and increasing to $100,000 upon completion of a Preliminary Economic Assessment ("PEA").  All AAR payments cease upon commencement of production from the Project. In addition, Hochschild will make milestone payments consisting of: (a) $500,000 upon completion of a PEA, (b) $1,000,000 upon completion of a Prefeasibility Study, and (c) $1,000,000 upon completion of a Feasibility Study.

Project Overview. The Antelope Project is comprised of 514 unpatented mining claims covering more than 3,925 hectares adjacent to the past producing Illipah open pit gold mine. Although the mineralization on the adjacent Illipah mine property provides geologic context for the Antelope Project, this is not necessarily indicative of mineralization hosted on the Company's property. The Illipah deposit was discovered by Tenneco Minerals in 1981, and put into production by an Alta Gold-Echo Bay joint venture from 1987-1989 producing 54,198 ounces of gold1. The open pit is situated in the west-southwest dipping limb of the north plunging Illipah anticline that is cored by Mississippian age Joanna Limestone, and flanked by the overlying and younger Chainman and Diamond Peak Formations. Gold mineralization in the district is hosted in silty carbonate rocks within the lower Chainman, at or near the contact with the underlying Joanna Limestone, and is associated with decalcification and jasperoid alteration within carbonate-rich horizons and along northeast oriented structures. Jasperoids are continuously exposed along the west flank of the Illipah anticline from Nevada Highway 50 northward to the Illipah mine, and have been the focus of multiple historic exploration campaigns.

1 Bonham and Hess, 1990, Bulk-Mineable Precious-Metal Deposits, in The Nevada Mineral Industry-1990, Nevada Bureau of Mines and Geology Special Publication MI-1990, pg. 55.

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The Antelope Project covers both limbs of the Illipah anticline, as well as the northern and southern anticline crests along trend.  The primary exploration target is the northern extension of the shallowly plunging anticline crest to the north of the Illipah mine.  Southward from the mine, prospective host rocks have been removed by erosion, but are preserved within the EMX land position.  Secondary targets remain along extensions of northeast oriented normal faults that are poorly exposed throughout the property, but control alteration away from the main anticline where these structures cut host lithologies and secondary folds.  In addition, reconnaissance mapping by EMX has revealed a number of secondary fold axes west of the main anticline that may bring host rocks near to the surface.  These folds, coupled with crossing northeast oriented structures, represent a series of priority targets for follow-up.

EMX and Hochschild have commenced an initial field program consisting of reconnaissance and detailed target mapping, rock chip and select soil geochemical sampling programs, and an induced polarization ("IP") geophysical survey.

Qualified Person. Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended March 31, 2020 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2019, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel:  (604) 688-6390  Fax:  (604) 688-1157
www.EMXRoyalty.com